Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

VIA EDGAR

February 12, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	General Electric Company and GE Capital Funding, LLC
Registration Statement on Form S-4 (File No. 333-253042)

Ladies and Gentlemen:

This letter is sent on behalf of General Electric Company (“GE”) and GE Capital Funding, LLC (“GECF” and, together with GE, the “Companies”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Companies on the date hereof pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The Companies hereby notify you that they shall not seek acceleration of the time of effectiveness of the Registration Statement pursuant to Rule 461 promulgated under the Securities Act until such time as the GE information called for by Part III of Form 10-K has been filed with the Commission. GE expects to file a Proxy Statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, which Proxy Statement will be incorporated by reference into its Annual Report on Form 10-K and the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 351-4034 with any questions or comments concerning this letter or the Registration Statement.

Sincerely,

/s/ Andrew L. Fabens, Esq.
Andrew L. Fabens, Esq.
Gibson, Dunn & Crutcher LLP

cc:	Christoph A. Pereira, Vice President, Chief Risk Officer and Chief Corporate Counsel, General Electric Company

Michael Taets, President, GE Capital Funding, LLC

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